SECURITIES AND EXCHANGE COMMISSION
Washington 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Covisint Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

22357R-10-3
(CUSIP Number)

Daniel S. Follis, Jr. Senior Vice President and General Counsel Compuware Corporation One Campus Martius Detroit, MI 48226 313-227-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 22357R-10-3	13D	Page 2 of 6

1.	Name of Reporting Persons: Compuware Corporation

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Michigan

Number of	7.	Sole Voting Power: 31,384,920
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 31,384,920
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,384,920

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 22357R-10-3	13D	Page 3 of 6

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, no par value (the “Common Stock”) of Covisint Corporation (the “Issuer”).

The Issuer is a Michigan corporation with its principal executive offices located at One Campus Martius, Detroit, MI 48226-5099.

Item 2.	Identity and Background

This Schedule 13D is being filed by Compuware Corporation, a Michigan corporation (“Compuware”) as a result of the acquisitions of Common Stock disclosed in Item 5.  Compuware is the Issuer’s founder and parent company and had previously filed a Schedule 13G disclosing its ownership of the Issuer.  Such Schedule 13G is amended, restated and superseded in its entirety by this Schedule 13D.

Compuware is a leading provider of software and supporting services in three business segments: Application Performance Management, Mainframe Productivity and Performance and, through its ownership in the Issuer, Application Services.  The principal business and principal executive offices of Compuware are located at One Campus Martius, Detroit, MI 48226-5099.  Information regarding the directors and executive officers of Compuware is set forth on Schedule I attached hereto, which schedule is incorporated by reference herein.

During the last five years, neither Compuware nor, to the best knowledge of Compuware, any person named in Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The amount of funds for the purchase of the shares of Common Stock requiring this filing was $5,529,480.  The source of such funds was Compuware’s working capital.  The other shares owned by Compuware have been owned since the Issuer’s incorporation on behalf of Compuware.

Item 4.	Purpose of Transaction

The shares of Common Stock described in Item 3 were acquired in order to maintain Compuware’s 80% or greater ownership of the Common Stock, which is required to enable the contemplated distribution of its shares of the Issuer to Compuware shareholders to qualify for tax-free treatment under the Internal Revenue Code as previously announced.  The distribution is expected to occur within one year after the Issuer’s initial public offering.  Although it does not currently intend to do so, Compuware may acquire additional shares of Common Stock depending upon market conditions, its need to purchase additional shares to maintain the necessary ownership level in light of potential option exercises by holders of options to acquire Common Stock and other factors that it may deem material.  Compuware may take any other action with respect to the Issuer or any of its equity securities in any manner permitted by law.  Except as disclosed above, Compuware does not currently have plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  Compuware may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, depending upon factors such as the price and availability of the Common Stock, general market and economic conditions, changes in law or the position of the Internal Revenue Service affecting the tax-free treatment of the intended distribution, subsequent developments affecting the Issuer or Compuware, and other factors deemed relevant by Compuware.

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Item 5.	Interest in Securities of the Issuer

Compuware beneficially owns 31,384,920 shares of Common Stock.  The aggregate number of shares of Common Stock beneficially owned by Compuware constitutes approximately 83.7% of the outstanding shares of Common Stock, based on 37,490,500 shares of Common Stock outstanding, based on the Issuer's annual report on Form 10-K for the year ended March 31, 2014.  Compuware has sole voting and dispositive power with respect to such shares.

Robert C. Paul and William O. Grabe beneficially own 246,000 and 33,500 shares of Common Stock, respectively, which they have a right to acquire currently or within the next 60 days pursuant to non-qualified stock options granted by the Issuer pursuant to its 2009 Long Term Incentive Plan. Upon exercise, Mr. Paul and Mr. Grabe would have sole voting and dispositive power over such shares.  To the knowledge of Compuware, none of the other the persons listed on Schedule I beneficially own any shares of Common Stock.

Other than the purchases by Compuware set forth below, there have been no transactions in the shares of Common Stock effected during the past 60 days by Compuware, directly or indirectly, nor to the knowledge of Compuware, by any person listed on Schedule I hereto.

Date	No. of Shares	Price	Nature
6/5/2014	1,363,920	$4.00	Private block purchase
6/4/2014	18,000	$4.10	Market transactions

No other person is known by Compuware to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUWARE CORPORATION

Date: June 13, 2014	By:	/s/Daniel S. Follis, Jr.
Name: Daniel S. Follis, Jr.
Title: Senior Vice President and General Counsel

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SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
COMPUWARE CORPORATION

Certain information regarding the directors and executive officers of Compuware is set forth in the table below.  Unless otherwise indicated, the business address of each person named below is One Campus Martius, Detroit, MI 48226.  Unless otherwise indicated, each of the named individuals is a citizen of the United States.

Robert C. Paul (President and Chief Executive Officer and Director)

Present Principal Occupation: President and Chief Executive Officer, Compuware Corporation Citizenship: Dual United States and United Kingdom

Joseph R. Angileri (Chief Financial Officer)

Present Principal Occupation: Chief Financial Officer, Compuware Corporation

Daniel S. Follis, Jr. (Senior Vice President, General Counsel and Secretary)

Present Principal Occupation: Senior Vice President, General Counsel and Secretary, Compuware Corporation

Kris Manery (Senior Vice President, General Manager Mainframe)

Present Principal Occupation: Senior Vice President, General Manager Mainframe,
Compuware Corporation
Citizenship: Canada

John Van Siclen (Senior Vice President, General Manager Application Performance Management)

Present Principal Occupation: Senior Vice President, General Manager APM, Compuware Corporation

Gurminder S. Bedi (Director)

Present Principal Occupation: Private Investor
Business Address: c/o Compuware Corporation, One Campus Martius, Detroit, MI 48226

Jeffrey J. Clarke (Director)

Present Principal Occupation: Chief Executive Officer, Eastman Kodak
Business Address: Eastman Kodak, 343 State Street, Rochester, NY 14650-0231

John G. Freeland (Director)

Present Principal Occupation: Private Investor
Business Address: c/o Compuware Corporation, One Campus Martius, Detroit, MI 48226

David G. Fubini (Director)

Present Principal Occupation: Director Emeritus, McKinsey & Company, Inc.
Business Address: McKinsey & Company, 280 Congress Street, Suite 1100, Boston, MA 02210

William O. Grabe (Director)

Present Principal Occupation: Advisory Director, General Atlantic LLC
Business Address: General Atlantic LLC, 600 Steamboat Road, Suite 105, Greenwich, CT 06830,

CUSIP No. 22357R-10-3	13D	Page 6 of 6

Frederick A. Henderson (Director)

Present Principal Occupation: Chairman and Chief Executive Officer, SunCoke Energy, Inc.
Business Address: c/o Compuware Corporation, One Campus Martius, Detroit, MI 48226

Faye Alexander Nelson (Director)

Present Principal Occupation: Vice President, Public Affairs, DTE Energy Company and President, DTE Energy Foundation
Business Address: DTE Energy Company, One Energy Plaza, 2459 WCB, Detroit, MI 48226-1221

Jennifer J. Raab (Director)

Present Principal Occupation: President, Hunter College, City University of New York
Business Address: c/o Compuware Corporation, One Campus Martius, Detroit, MI 48226

Lee D. Roberts (Director)

Present Principal Occupation: President and Chief Executive Officer, BlueWater Management Consulting
Business Address: c/o Compuware Corporation, One Campus Martius, Detroit, MI 48226

Stephen F. Schuckenbrock (Director)

Present Principal Occupation: President and Chief Executive Officer, Accretive Health, Inc.
Business Address: c/o Compuware Corporation, One Campus Martius, Detroit, MI 48226